

June 17, 2014

<u>Via E-mail</u>
Philip Cooke
Chief Financial Officer
Symbid Corp.
Marconistraat 16
3029 AK Rotterdam
The Netherlands

> **Re:** **Symbid Corp.**
> **Current Report on Form 8-K**
> **Filed December 12, 2013**
> **Form 10-K for Fiscal Year Ended December 31, 2013**
> **Filed April 14, 2014**
> **File No. 333-177500**

Dear Mr. Cooke:

We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director

cc: Paul C. Levites, Esq.
Gottbetter & Partners